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                                                              Exhibit (a)(5)(A)

PRESS RELEASE

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Amsterdam, 25 May 2000



VEDIOR N.V. ANNOUNCES RESULTS OF OFFER FOR ACSYS, INC.

Vedior N.V. ("Vedior") announced today the results of its cash tender offer to purchase all outstanding shares of Acsys, Inc. ("Acsys") (AMEX: AYS).

Based on information provided by Wilmington Trust Company, acting as Paying Agent, 14,186,892 shares of Acsys representing approximately 97.8% percent of all outstanding shares, were validly tendered and not withdrawn as of 12:00 midnight, New York City time, on May 24, 2000, the expiration date of the tender offer (including 214,810 shares subject to guarantee of delivery), all of which will be accepted by Platform Purchaser Inc., a wholly owned subsidiary of Tiberia B.V., which is owned jointly by Vedior and ING Bank Corporate Investments. Payment for shares properly tendered and accepted will be made as promptly as practical and, in the case of shares tendered by guaranteed delivery procedures, promptly after delivery of shares and required documentation.

Platform Purchaser Inc. will acquire the remaining shares of Acsys in a merger in which each share of common stock will be converted into the right to receive USD 5.00 in cash, the same consideration paid for shares in the tender offer, subject to dissenters' rights, following which Acsys will become a wholly owned subsidiary of Tiberia B.V.

Acsys, a publicly traded company in the United States with a listing on the American Stock Exchange, is a leading national provider of specialty professional, temporary and permanent placement services focused on the high growth sectors of accounting/finance and information technology, with offices located primarily in the Eastern and Southwest regions of the US.

Founded in 1997 and headquartered in Atlanta, Acsys currently operates more than 40 offices across the US in major metropolitan markets including Atlanta, Dallas, Philadelphia and Washington D.C. Acsys also provides specialist personnel in engineering, human resources, insurance and legal, and a recent move into sales and marketing, enabling the company to provide added value staffing solutions to a broad mix of customers.

Following the completion of the acquisition, Acsys plans to expand its relationships with existing clients by cross-selling services and pursuing multi-location accounts or preferred vendor relationships. Through this

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investment, Vedior's specialty group, Select, will strengthen its position in the US by broadening both its customer base and geographic coverages. The existing and committed management team of Acsys will remain in place.

NOTES TO EDITORS:

With pro forma combined sales of approximately EUR 5.5 billion in 1999, Vedior is one of the world's largest staffing companies. More than 12,500 employees in over 2,000 offices deliver their services in 27 countries worldwide. Select, Vedior's specialty group, provides temporary and contract staffing services in 18 different niche sectors internationally through a network of 786 offices.

For further information, please contact:
Tony Martin, Vice Chairman of Vedior N.V., Chairman of Select
tel: +44 1727 842999
Zach Miles, Chief Financial Officer of Vedior N.V. and Select
tel: +44 1727 842999
Bas Rutgers, Director Corporate Marketing and Communication of Vedior N.V. tel: +31 20 573 5665

US Media
Brad Mullinax, Executive Vice President Finance and Administration, of
Acsys, Inc.
Jodie Land-Charlop, Vice President, Corporate Communications of Acsys, Inc. tel: +1 404 817 9440

Vedior N.V. and Acsys, Inc. state that information contained in this press release, other than historical information, should be considered forward-looking in nature and is subject to various risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the operating results, performance or financial condition of the companies are: the companies' ability to achieve and manage growth; the companies' ability to cross-sell their services and pursue multi-location accounts or preferred vendor relationships; the companies' ability to attract and retain qualified personnel; the companies' ability to develop new services; conditions in the specialty professional staffing industry; general economic conditions and other factors discussed from time to time in Acsys, Inc.'s filings with the Securities and Exchange Commission.

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